

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 24, 2018

Via E-mail
Mr. Patrice de Talhouët
Chief Financial Officer
Coty, Inc.
350 Fifth Avenue
New York, New York 10118

  RE: Coty, Inc.
    Form 10-K for the Year Ended June 30, 2017
    Filed August 23, 2017
    File No. 1-35964

Dear Mr. de Talhouët:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ John Cash

          John Cash
          Accounting Branch Chief
          Office of Manufacturing and Construction